FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Gratus Capital Properties Fund III, LLC

Commission File No. 024-11552

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated March 8, 2024, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 10, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

2

Gratus Capital Properties Fund III, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

3

PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 8 of this Semi-Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability corporation that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. The Company began its offering on December 2, 2021. On February 16, 2022, the Company broke impounds and acquired its first real estate asset. As of August 31, 2024, the Company has invested in five new construction properties:

Property Owning Entity	Location	Acquisition Price of Company Interest	Company Ownership Interest
Enclave OG, LLC	Fargo, ND	$1,558,378.50	29.58%
SOCO Group II, LLC	Grand Forks, ND	$1,500,000.00	34%
Compass Apartments I, LLC*	Moorhead, MN	$3,096,000.00	51%
Current33 Apartments I, LLC*	Hastings, MN	$3,735,600.00	51%
Enclave Compass II, LLC	Moorhead, MN	$600,000.00	12.07%
	Total:	$10,489,978.50

* Since the Company controls a majority of these Property Owning Entities, the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are not included in the amounts invested in real estate projects.

Results of Operations

For the period ended June 30, 2024

Status of Properties

As of September 25, 2024:

•	Current33 Apartments I, LLC is 89% leased and is expected to reach stabilization at 95% occupancy by October 2024, meeting both proforma rental rates and the anticipated lease-up schedule.

•	Compass Apartments I, LLC is 85% leased and projected to stabilize at 95% occupancy by October 2024, achieving proforma rents and lease-up milestones.

•	Enclave Compass II, LLC began preleasing in mid-September 2024 and has already leased three units, with stabilization expected by the summer of 2025.

•

Enclave OG, LLC remains stabilized at 95% occupancy, with multifamily rental rates exceeding proforma expectations. While the property is cash flow positive, distributions are being held until condominium units are sold. The property began paying down principal as of August, and two additional show condos are being fitted to drive sales.

•

SOCO Group II, LLC is performing well, with multifamily rental rates exceeding proforma goals and stabilized at 100% occupancy. The property is cash flow positive, but distributions are currently on hold pending the signing of additional commercial leases to reserve funds for future tenant improvement allowances and commissions.

4

Income & Expenses

The Company has just begun to generating significant operating revenue during the period ended June 30, 2024. The Company generated operating income during the first six months of 2024, for the first time since inception. Total Rent collected from Compass Apartments and Current33 Apartments totaled $217,624. The Company also generated Other Rental Revenue of $56,662, representing $1,241 of short-term lease fees, $8,461 of garage & parking rent, $895 of storage unit rent, $2,117 of pet rent, $922 of late fees, $7,781 of pet fees and fines, $21,479 of application fees and administration fees, $10,525 of tech fees, and $3,241 of other miscellaneous income earned. This income was offset by losses from unconsolidated partnership investments of $269,209 during the first six months of 2024, as compared to $72,593 during the first six months of 2023. These losses represent the company's proportionate share of losses from investments in partnerships where it holds less than a 50% ownership interest. The greater loss for the six months ended June 30, 2024, compared to the same period in 2023, is due to increased losses incurred by these less-than-50%-owned subsidiaries during 2024. Prior to December 31, 2023, the Company did not have any revenue from operations because neither Compass Apartments nor Current33 Apartments had commenced principal operations.

From January 1, 2024 to June 30, 2024, the Company generated operational expenses of $534,321 (including General & Administrative expenses of $98,640, Asset Management Fees of $43,937, and Professional Fees of $121,503) along with interest expenses of $712,636. This compares with total operating expenses of $96,351 (including General & Administrative expenses of $726, Asset Management Fees of $31,826, and Professional Fees of $63,799), and total interest expense of $211,479 from January 1, 2023 and June 30, 2023. These changes primarily represented additional expenses incurred by Compass Apartments and Current33 Apartments as they transitioned from construction to operation status. Through December 31, 2023, all expenses related to these properties were capitalized as construction in progress, as neither property was deemed operational until January 1, 2024. As a result, we are now seeing greater operational expenses on our consolidated statement of operations, as these expenses are no longer being capitalized.

For the six months ended June 30, 2024, General & Administrative expenses recorded in our financials reflect expenses incurred by Compass Apartments nor Current33 Apartments. The Office space and administrative services for the Company are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets

As of June 30, 2024, the Company had $47,412,663 in total assets and total liabilities of $36,047,711. As of December 31, 2023, the Company had $43,704,486 in total assets and total liabilities of $32,924,922. This compares with $26,081,904 in total assets and total liabilities of $16,184,405 as of June 30, 2023, and with $15,831,490 in total assets and total liabilities of $6,184,245 as of December 31, 2022. The drastic change in these numbers is primarily a result of the Company’s financials being consolidated with those of Compass Apartments I, LLC & Current33 Apartments I, LLC. Compass Apartments I, LLC & Current33 Apartments I, LLC each took out mortgages from a commercial lender to finance construction on the property throughout the course of 2023. These mortgages are secured by the real estate and, as of June 30, 2024, and December 31, 2023, these mortgages totaled approximately $32.8 million and $26.5 million, respectively.

As of June 30, 2024, Compass’s major assets were valued (at cost) as $83,232 in cash, $1,281,513 in land, $18,216,593 in Construction in Progress, and $43,230 in prepaid expenses, offset by $14,579,450 in mortgage debt. As of December 31, 2023, Compass’s major assets were valued as $5,657 in cash, $1,257,122 in land, $16,374,567 in Construction in Progress, and $3,139 in prepaid expenses, offset by $10,732,265 in mortgage debt. This contrasts with $5,568 in cash, $1,277,511 in land and $7,232,130 in Construction in Progress, offset by $1,811,781 in mortgage debt as of June 30, 2023, and $2,216,762 in cash, $1,257,122.00 in land and $4,916,902 in Construction in Progress, offset by $488,270 in current liabilities and $0 in mortgage debt as of December 31, 2022. This reflects the nature of new development having begun construction in late 2022, continued into 2023, and finished late in 2023.

As of June 30, 2024, where Current33’s major assets were valued (at cost) as $233,658 in cash, $1,220,000 in land, $22,848,326 in Construction in Progress, and $41,124 in pre-paid expenses offset by $18,320,104 in mortgage debt. As of December 31, 2023, where Current33’s major assets were valued as $576 in cash, $1,220,000 in land, $21,674,135 in Construction in Progress, and $2,407 in pre-paid expenses offset by $15,767,062 in mortgage debt. This contrasts with $4 in cash, $1,220,000 in land, $13,069,137 in Construction in Progress, offset by $6,415,041 in mortgage debt as of June 30, 2023, and $675,798 in cash, $1,220,000 in land, and $2,173,431 in Construction in Progress, offset by $719,552 in current liabilities and $0 in mortgage debt as of December 31, 2022. This reflects the nature of new development having begun construction in late 2022, continued into 2023, and finished late in 2023.

5

Liquidity and Capital Resources

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company’s held $85,066 in cash and $3,320,321 in other real estate investments as of June 30, 2024, contrasted with $156,063.84 in cash and $2,989,530 in other real estate investments as of December 31, 2023. All valuations are at cost; the decrease in the value of other real estate investments is due to depreciation, not to a change in the Company’s investment position or valuation of the property. The only significant direct liability of the Company is a Promissory Note between the Company and an affiliate of the Manager of the Company which provides the Company with a revolving credit line for up to $50,000,000 of funds. As of June 30, 2024, we owed a total of $2,456,701 to related parties pursuant to this Note (including $1,851,250 in principal and $605,451 in accrued interest). This compares to a total of $3,743,430 to related parties pursuant to this Note (including $3,246,273 in principal and $497,157 in interest) as of December 31, 2023, and $5,108,921 owed to related parties (including $4,995,772.51 in principal and $113,148.25 in interest) as of June 30, 2023. This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager 7.89% simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. As of December 31, 2022, the Company entered into a Standstill Agreement with regards to this Promissory Note whereby the lender (an affiliate of the Manager) agrees not to demand any payment or take any legal action to recover money owned under the Note until June 30, 2024 (including both monies currently borrowed and any new money which may be borrowed in the future). This Standstill Agreement was amended as of February 26, 2024 to extend its term to July 31, 2025.

The Company hopes to raise additional funds in this offering, up to its Offering Maximum of $75,000,000, in order to pay off the Promissory Note and make additional real estate acquisitions. However, even if we do not raise any additional funds, we believe that the funds we have raised, taken together with our line of credit, will be sufficient to fund our expenses over the next twelve months. The Company has short and long-term liquidity through fundraising and Manager provided credit facility. The Manager currently has sufficient capital in the bank account to cover fixed expenses for several years and will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

As for Compass Apartments I, LLC and Current33 Apartments I, LLC, each property owning entity has sufficient short and long term liquidity for all capital needs. These properties are on budget (per their original forecasts) with all capital needs being met but equity and debt secured upon closing and are on pace to achieve profitable operations as expected. The projects have each stayed within spending forecast and contingency budgets for all periods ending, 12/31/22, 6/30/23, 12/31/23 and 6/30/24. All bank draws have taken place on time as construction has been completed, with each having sufficient funds to hire staff and lease up the property. All material commitments for capital expenditure are being met as of June 30, 2024 (the last date financials for each entity were prepared) from equity raised and debt financing arrangement at closing. We believe there are no additional expenditure needs outside of what was originally planned, and that these properties are expected to achieve positive cash flow on schedule.

Trends and Key Information Affecting our Performance

As of Q3 2024, the Company has completed five new development acquisitions. Four of the five properties have been constructed, with two of the four through lease up on the multi-family, two in the process to be completed by year end, and one smaller project that is slated to finish construction in Q4 2024.

Early indications are looking positive to meet our investment goals. While valuations multiples are down from the onset, rents have consistently come in above pro-forma creating some margin on valuation. There are two areas outside of multifamily impacting returns that we are tracking. One property has high end condos in the project. One has some retail space. Both portions have taken longer to fill due to higher interest rates. We are diligently exploring options to lower the build cost on the condos and also find the right retail tenants in the other location. We will continue to monitor these aspects. However, the multifamily demand has been strong, helping to offset the slower than expected lease up on the retail and condo sales. This is again why multifamily acts as our bedrock financial asset, due to its inelasticity in many markets.

Federal Reserve policy in regards to interest rates and monetary supply will continue to have an outsize impact on future returns. If rates stay higher for longer, this will continue to put downward pressure on valuations. As of September 25, 2024, the Federal Reserve followed through with the first of several rate cuts, cutting interest rates by .50 basis points instead of the smaller .25 basis cut possible. It also indicated wide support for an additional 100 basis point in cuts by the end of 2024 and potential for more in 2025. These actions while unpredictable in the short term, are supportive of greater money supply, and greater eventual inflation, which will support higher valuation in all assets, but particularly cap rates in multifamily, as well as make refinancing more attractive for many projects. If inflation rears back up, we may see an attempt to raise rates again, but that would be well into 2026 and beyond, and with the federal borrowing headed toward $40 Trillion, higher rates will be difficult for business little lone the government to sustain, thus keeping rates in check, thus supporting the higher than average monetary expansion, thus supporting greater inflation and rent growth, thus supporting our underlying thesis that multi-family as a core need is a great place to own.

These rate cuts are helping to support greater rent growth than expected in our projections. If the Federal reserve continues to monetize the US government debt, this will place upward pressure on prices, improving rents and costs, but is generally favorable to higher valuations. If rent growth slows, that will put downward pressure on valuations.

6

As of now, there has not been much in the way of distressed real estate opportunities in any volume. The banks have been proactive to adjust terms with borrowers, helping to maintain a stable trading environment. Lower rates will reduce stress on troubled properties. The one exception being commercial office space, which will continue to offer potential office to residential conversion opportunities. However, if rates come down due to economic softening, then we could see a more widespread opportunity to acquire distressed property. We will continue to monitor for which properties offer the greatest risk reward.

The fund continues to focus its acquisitions on well-placed assets, with favorable financing terms in areas with proven rent potential. The government continues to run massive deficits, hitting $35 Trillion in debt as of July 2024. They are borrowing $1 Trillion every 90-100 days. Meanwhile, other nations are buying less debt from the US. This is likely to lead to more monetization of US debt, in other words, money printing. This all places upward pressure on rents and costs, which is why we continue to see multifamily real estate as a great way to preserve and grow purchasing power through a time of higher than normal inflation.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

ITEM 2. OTHER ITEMS

None.

7

Item 3. Financial Statements

Gratus Capital Properties Fund III, LLC & Subsidiaries

Financial Statements and Independent Auditors’ Report

F-1

Alan T. Schiffman, CPA, PC

Financial Strategists | Business Consultants

1166 Dimock Lane Naples, FL 34110

Telephone 239-595-0314; Fax 239-594-7984

Email: ats@naplescpa.net Website: alantschiffman.com

Independent Accountants’ Compilation Report

Board of Directors

Gratus Capital Properties Fund III, LLC

Minneapolis, MN

Management is responsible for the accompanying financial statements of Gratus Capital Properties Fund III, LLC & Subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2023, December 31, 2022 (Restated), June 30, 2023, and June 30, 2024, and the related consolidated statements of operations, consolidated statements of changes in members' equity (deficiency), and consolidated statements of cash flows for the years ended December 31, 2023, and December 31, 2022 (Restated), as well as for the six-month periods ended June 30, 2023, and June 30, 2024, in accordance with accounting principles generally accepted in the United States of America.

We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements as of December 31, 2023 and 2022 and for the two years then ended were audited by Boladale Lawal & Co. (PCAOB ID-6993) dated June 4, 2024 reporting that the audit that they conducted provides a reasonable basis for the unqualified opinion.

Alan T. Schiffman, CPA PC

September 24, 2024

F-2

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the Six Months Ended June 30, 2024 and 2023 (Unaudited) and

For the Years Ended December 31, 2023 and 2022 (Audited)

	June 30		December 31
	(UNAUDITED)		(AUDITED)
	2024	2023	2023	2022
ASSETS		(RESTATED)		(RESTATED)
Investment in real estate partnership
Partnership equity investments	$3,320,321	$3,257,498	$2,989,530	$3,330,091
Land	2,501,513	2,497,511	2,497,511	2,477,122
Construction in process (including capitalized interest)	41,064,919	20,301,267	38,048,702	7,090,333
Total real estate partnership investments	46,886,753	26,056,276	43,535,743	12,897,546
Fixed Assets (net)	12,450	1,750	1,400	2,100
Cash and cash equivalents	401,956	23,223	162,297	2,930,535
Accounts receivable (net)	27,150	-	-	-
Prepaid expense	84,354	655	5,046	1,309
Total Assets	$47,412,663	$26,081,904	$43,704,486	$15,831,490

LIABILITIES AND MEMBERS' CAPITAL
Mortgages payable	$32,899,604	$8,226,822	$26,499,327	$-
Notes payable to Gratus Capital LLC	1,851,250	4,425,773	3,246,273	4,995,773
Note payable to Syndica LLP	200,120	-	-	-
Debt issuance cost	(280,093)	(280,093)	(280,093)	(280,093)
Accumulated amortization on debt issuance cost	129,629	56,721	96,553	16,889
Mortgage interest payable	68,291	16,160	56,288	-
Accrued interest payable	605,451	324,602	497,157	113,148
Accounts payable	76,882	15,191	29,708	10,863
Accrued liabilities	496,577	2,726,839	1,790,253	1,152,339
Member funds held in escrow	-	15,000	10,000	-
Retainage payable	-	657,390	979,456	175,326
Total Liabilities	36,047,711	16,184,405	32,924,922	6,184,245

Minority interests in consolidated subsidiaries	4,008,389	4,008,389	4,008,389	4,008,389

Members' Equity
Class A Units	7,742,836	5,120,168	6,080,936	4,690,168
Class B Units	2,350,305	1,644,108	2,100,140	1,420,858
Class C Units	1,000	1,000	1,000	1,000
Syndication cost of capital	(303,352)	(217,762)	(252,930)	(195,930)
Retained earnings (deficit)	(2,434,226)	(658,404)	(1,157,971)	(277,240)
Total Member Equity (Deficit)	7,356,563	5,889,110	6,771,175	5,638,856

Total Liabilities and Member s' Equity (Deficit)	$47,412,663	$26,081,904	$43,704,486	$15,831,490

See Accountant's Compilation Report

See accompanying notes, which are an integral part of these financial statements

F-3

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2024 and 2023 (Unaudited) and

For the Years Ended December 31, 2023 and 2022 (Audited)

	June 30		December 31
	(UNAUDITED)		(AUDITED)
	2024	2023	2023	2022
Revenue		(RESTATED)		(RESTATED)
Gross market rent	$1,808,947	$-	$-	$-
Vacancy	(1,503,527)	-	-	-
Gain (loss) to market	7,943	-	-	-
Other rental revenue	56,662	-	-	-
Total Gross Potential Rent and Fees	370,025	-	-	-
Bad debt write-off	(1,091)	-	-	-
Rental Incentives	(94,648)	-	-	-
Total Net Collected Rent	274,286	-	-	-
Equity in losses from unconsolidated partnership investments	(269,209)	(72,593)	(340,561)	-
Total Operating Revenue (Loss), net	5,077	(72,593)	(340,561)	-

Operating Expenses
Asset management fees	43,937	31,826	75,438	27,836
General and administrative expenses	98,640	726	65	177
Payroll	119,305	-	-	-
Professional fees	121,503	63,799	79,718	77,289
Property insurance	25,929	-	-	-
Property taxes	10,950	-	-	-
Repairs and maintenance	67,636	-	-	-
Utilities	46,421	-	-	-
Total Operating Expenses	534,321	96,351	155,221	105,302

Non-Operating (Income) Expense
Admin and compliance	2,325	-	-	-
Amortization expense	33,076	-	-	-
Depreciation expense	745	350	700	700
Interest expense	712,636	211,479	384,009	142,607
Interest income	(2,371)	(209)	(360)	(50)
State franchise taxes	600	600	600	300
Net Loss before Income Taxes	(1,276,255)	(381,164)	(880,731)	(248,859)

Net Loss	$(1,276,255)	$(381,164)	$(880,731)	$(248,859)

See Accountant's Compilation Report

See accompanying notes, which are an integral part of these financial statements

F-4

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2024 and 2023 (Unaudited) and

For the Years Ended December 31, 2023 and 2022 (Audited)

	Member Units								Total
	Class A		Class B		Class C		Syndication	Members'	Members'
	Units	Amount	Units	Amount	Units	Amount	Costs	Deficit	Deficit
Balance, January 1, 2022	5,000	$50,000	2,750	$27,500	100	$1,000	$-	$(28,381)	$50,119
Member Units issued for cash	464,017	4,640,168	142,086	1,393,358					6,033,526
Costs incurred to raise capital		(150,375)		(45,555)					(195,930)
Net loss for the year								(248,859)	(248,859)
Balance, December 31, 2022	469,017	$4,539,793	144,836	$1,375,303	100	$1,000	$-	$(277,240)	$5,638,856
Member Units issued for cash	136,763	1,390,768	66,690	679,282					2,070,050
Costs incurred to raise capital		(38,000)		(19,000)					(57,000)
Net loss for the year								(880,731)	(880,731)
Balance, December 31, 2023	605,780	$5,892,561	211,526	$2,035,585	100	$1,000	$-	$(1,157,971)	$6,771,175
Member Units issued for cash	154,014	1,862,514	20,781	316,822					2,179,336
Costs incurred to raise capital		(12,239)		(2,102)			(36,081)		(50,422)
Net loss for six months ended June 30, 2024								(1,276,255)	(1,276,255)
Balance, June 30, 2024 (UNAUDITED)	759,794	$7,742,836	232,307	$2,350,305	100	$1,000	$(36,081)	$(2,434,226)	$7,623,834

See Accountant's Compilation Report

See accompanying notes, which are an integral part of these financial statements

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2023 (Unaudited) and

For the Years Ended December 31, 2023 and 2022 (Audited)

	June 30		December 31
	(UNAUDITED)		(AUDITED)
	2024	2023	2023	2022
Cash Flows from Operating Activities		(RESTATED)		(RESTATED)
Net Loss	$(1,276,255)	$(381,164)	$(880,731)	$(248,859)
Adjustment to reconcile net loss from operations:
Amortization	18,116	-	79,664	-
Depreciation	745	350	700	700
Real estate partnership investment loss	(269,209)	-	340,561	-

Changes in Operating Assets and Liabilities
Accounts receivable	(27,150)	-	-	-
Prepaid expense	5,141	654	(3,737)	(1,309)
Accounts payable	59,907	4,328	18,845	10,863
Accrued liabilities	(1,390,859)	1,574,500	637,914	1,152,339
Accrued interest payables	108,294	211,479	384,009	113,148
Mortgage interest payables	12,003	16,160	56,288	-
Retainage payables	(979,456)	482,064	804,130	175,326
Member funds held in escrow	(10,000)	15,000	10,000	-
Net Cash Used in Operating Activities	(3,748,723)	1,923,371	1,447,643	1,202,208

Cash Flows from Investing Activities
Investment in land	(4,002)	(20,389)	(20,389)	(2,477,122)
Investment in construction in process	(3,016,217)	(13,210,934)	(30,958,369)	(7,090,333)
Investment in real estate partnership	(399,879)	72,593	-	(3,330,091)
Investment in fixed assets	(11,793)	-	-	-
Syndication cost additions	(50,422)	(21,832)	(57,000)	(88,188)
Net Cash Provided by Investing Activities	(3,482,313)	(13,180,562)	(31,035,758)	(12,985,734)

Cash Flows from Financing Activities
Debt issuance costs, net of amortization	14,960	39,832	-	(263,204)
Mortgage payables	6,400,277	8,226,822	26,499,327	-
Issuance of members equity	1,912,065	653,250	2,070,050	6,033,526
Issuance of members equity to minority interest	-	-	-	4,008,839
Issuance (payment) of note payable related parties	(1,395,023)	(570,000)	(1,749,500)	4,756,850
Net Cash Provided by Financing Activities	6,932,279	8,349,904	26,819,877	14,535,561

Net Increase (Decrease) in Cash	(298,757)	(2,907,287)	(2,768,238)	2,752,035
Cash at Beginning of Period	162,297	2,930,535	2,930,535	178,500
Cash at End of Period	$(136,462)	$23,223	$162,297	$2,930,535

See Accountant's Compilation Report

See accompanying notes, which are an integral part of these financial statements

F-6

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024, AND 2023 (UNAUDITED AND RESTATED) AND

DECEMBER 31, 2023, AND 2022 (AUDITED AND RESTATED)

NOTE 1 – NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, & Subsidiaries (The Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

Since November 10, 2020 (inception), the Company has relied upon related parties and its Members for funding cash flow to pay for operating expenses and other costs. (See discussions below). For the period from inception to June 30, 2024, the Company has generated losses aggregating $2,434,226. These matters do raise concern about the Company’s ability to operate at a profit. That notwithstanding, through June 30, 2024, the Company raised capital in the amount of $10,094,141. See also Note 8 Subsequent Events. Further, during the next twelve-month period, the Company intends to fund its operations with funding from its campaign to sell Membership Units (see Note 6). The additional capital is to enable the Company to fund real estate acquisitions and continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from operating and cash flow uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the six-month period ended June 30, 2024, the Company raised $2,179,336 funds net of syndication costs of $50,422. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular attached for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manger is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

F-7

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Management intends to finance the operating costs over the next 12 months with existing cash in hand, loan from related party, issuance/sales of Member Units, and external debt financing. Additionally, management has secured a $50 million line of credit from our fund provider, accompanied by a standstill agreement effective until July 2025. This arrangement ensures ample liquidity and operational flexibility, allowing us to continue our business activities without interruption. Furthermore, we have a subsisting agreement with our fund provider that the fund will be used for a minimum period of 7 years before it can be withdrawn or converted to the equity at their discretion.

Also, management investment in new development properties has transitioned to a significant milestone with all construction completed. These properties are now in various stages of stabilization. We anticipate that they will begin generating increasing cash flow and income in the upcoming months, which will substantially improve our financial position and support ongoing operations.

Management has further secured $845,000 in commitments from investors. This funding is poised to provide more than adequate liquidity for our operations over the next 12 months. Immediately following the filing, we will resume our active fundraising campaign, which is expected to further strengthen our financial position and support our strategic initiatives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statements of Financial Position and footnotes of Gratus Capital Properties Fund III, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP’).  The Company adopted the calendar year for reporting the financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries which are primarily majority owned. Any noncontrolling interest in the equity of a partnership is reported as a component of real estate partnership equity. Net income (loss) for operating partnership investments is included in the Statement of Operations as “Income (loss) from partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

F-8

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of June 30, 2024, December 31, 2023, and December 31, 2022, the Company had $401,956, $162,297, and $2,930,535, respectively, of cash on hand.

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Leasehold Improvements	Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of June 30, 2024, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

F-9

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Accumulated legal and other directly related syndication costs incurred as of June 30, 2024, December 31, 2023, and December 31, 2022, was $303,352, $252,930 and $195,930, respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units.

Revenue Recognition

When applicable, the Company is to adopt ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended (“ASC 606”), using the modified retrospective method applied to contracts which are continuing and not completed. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers and others. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company will record deferred revenue until the performance obligations are satisfied.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) during the period from inception to June 30, 2024.

Organization Expenses

The Company has incurred $7,726 of organization expenses all of which have been expensed as incurred.

Income Taxes

The Company and its subsidiaries are taxed as partnerships for US federal income tax purposes.  Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code.  Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2023.  The positions shown on those tax returns are open for examination for a period of three years.  Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters.  The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

F-10

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.  We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE PARTNERSHIP INVESTMENTS

During the two years ended December 31, 2023, and the six months ended June 30, 2024, the Company purchased from an affiliate and invested in the following North Dakota real estate partnership investments:

Partnerships, equity basis	Ownership	Location	Investment
Enclave OG, LLC	29.58%	Fargo	$1,415,511
SOCO Group II, LLC	34.00%	Grand Forks	1,304,810
Enclave Compass II, LLC	12.07%	Moorhead	600,000
			$3,320,321

Partnerships, consolidated	Ownership	Location	Investment
Compass Apartments I, LLC	51.00%	Moorehead	$3,343,500
Current33 Apartments I, LLC	51.00%	Hastings	4,034,111
			$7,377,611

F-11

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 34.78% of the capital raised in the partnership and acquired a 29.58% profit and loss interest in a developmental limited liability partnership which is in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary, is developing and operating a mixed-use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $35,638,702, with a mortgage of $25,525,135 and to open for occupancy in September of 2023.

Pursuant to the Assignment of Limited Liability Company Interest, on February 17, 2022, the Company purchased the Affiliate’s interest in the Partnership for $1,558,378.50. The Company paid $1,058,378.50 in cash and signed a promissory note payable to the Affiliate in the amount of $500,000. The promissory note in the amount of $500,000 is payable on or before May 15, 2022, along with 6.99% APR interest. The loan was paid in full on March 8, 2022, the total interest paid to Affiliate by the Company was approximately $1,819.

The Company accounts for the purchase of its 29.58% interest in Enclave OG, LLC on the equity method of accounting. The management prepared, the unaudited financial highlights of the Statements of Operations, and for the six months ended June 30, 2024, June 30, 2023, and the years ended December 31, 2023, and 2022, are presented are as follows:

Enclave OG, LLC (WILD OAK)

Statement of Operations – Highlights

	6/30/24	6/30/23	12/31/23	12/31/22
Revenue	$628,942	$45	$197,853	$-
Expenses
Operating	523,504	33,508	355,972	-
Other (income) expenses	1,116,127	26,407	291,554	-
Net Income (Loss)	$(1,010,689)	$(59,870)	$(449,673)	$-

Grand Forks, North Dakota

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 40.00% of the capital raised in the partnership and acquired a 34% profit and loss interest in a developmental limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175. Construction was completed in spring 2023 and the property is over 80% leased as of August 2023.

Pursuant to the Assignment of Limited Liability Company Interest, dated March 24, 2022, the Company purchased the Affiliate’s interest in the Partnership for $1,500,000. The Company paid $120,000 in cash and borrowed $1,380,000 pursuant to the note payable, related party, dated January 1, 2022, (see discussion above).

F-12

The Company accounts for the purchase of its 34% interest in Soco Group II, LLC on the equity method of accounting. The management prepared, the unaudited financial highlights of the Statements of Operations, and for the six months ended June 30, 2024, June 30, 2023, and the years ended December 31, 2023, and 2022, are presented are as follows:

Soco Group II, LLC

Statement of Operations – Highlights

	6/30/24	6/30/23	12/31/23	12/31/22
Revenue	$705,658	$54,660	$557,442	$-
Expenses
Operating	276,451	96,901	346,838	-
Other (income) expenses	676,415	139,008	969,961	-
Net Income (Loss)	$(247,208)	$(181,249)	$(759,357)	$-

Moorhead, Minnesota

On September 30, 2022, the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is developing and will operate a multifamily apartment building totaling 93 units in Moorhead, MN. The construction is expected to be completed around January 2024 and was 40% complete as of June 30, 2023. The Company purchased a 51% interest in the Compass Apartments in the amount of $3,096,000.

The Company paid $800,000 in cash and borrowed the remaining $2,296,000 from the Manager under its existing line of credit agreement. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10-year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

Hasting, Minnesota

On October 12, 2022, the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is developing and will operate a multifamily apartment building totaling 106 units in Hastings, MN. The construction is expected to be completed around January 2024 and construction was 55% complete as of June 30, 2023. The Company purchased a 51% interest in the Current33 Apartments in the amount of $3,735,600.

The Company borrowed $3,735,600 from the Manager under its line of credit agreement, which it amended and restated to allow the Company to borrow up to $50,000,000. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

Enclave Compass II, LLC

On May 3, 2024, the Company purchased a 12.07% equity interest in Enclave Compass II, a North Dakota limited liability company, for $600,000. Enclave Compass II, LLC has raised equity of $4,968,977. The project plans to develop an 83-unit apartment building located at 600 30th Ave S, Moorhead, MN 56560, on 2.5 acres. Enclave Development, serving as both the developer and general contractor, began construction in November 2023.The construction is projected to be completed by January 2025.

The purchase price of $600,000 for the 12.07% investment was paid in cash of $399,880 through June 30, 2024, and a promissory note payable of $200,120 with Syndica LLP bearing interest at an annual rate of 8%. The promissory note matures November 30, 2024.

F-13

NOTE 4 – CONSTRUCTION MORTGAGE NOTE PAYABLES

Construction mortgage notes payable applicable to the controlled partnership investments as of June 30, 2024, June 30, 2023, December 31, 2023, and 2022 are as follows:

		6/30/24	6/30/23	12/31/23	12/31/22
Current33 Apartments I,LLC	(a)	$18,320,104	$6,415,041	$15,767,062	$-
Compass Apartments, LLC	(b)	14,579,500	1,811,781	10,732,265	-
Total		$32,899,604	$8,226,822	$26,499,327	$-

a.

Current33 Apartments I, LLC, a majority-owned subsidiary, has a construction mortgage note with a financial institution. The loan proceeds are utilized to construct the apartment building in Hastings, MN. The principal amount of the mortgage is $18,678,000, initiated on October 12, 2022. The construction mortgage note matures on October 15, 2027. The loan bears interest at an annual rate of 4.50% with interest-only payments due through November 15, 2024. Thereafter, the mortgage note payments are $95,363.84 per month.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

b.

Compass Apartments I, LLC, a majority-held subsidiary, has a construction mortgage with a financial institution in Fargo, ND, for the construction of a 93-unit apartment building in Moorhead, MN. The principal amount of the mortgage is $15,468,750, initiated on September 30, 2022, and maturing on October 15, 2027. The loan carries an interest rate of 4.50% fixed, with interest-only payments until November 15, 2024, followed by principal and interest (P&I) payments of $78,978.44. Interest is calculated on a 365/360 basis.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

The two construction mortgage notes payable are to be converted into permanent mortgages upon the maturity of the construction notes payable.

NOTE 5 - INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company.  No material federal or state income tax provision exists for the Company.

NOTE 6 – MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total.  The Class A and Class B Units have an 80% voting interest in the Company.

F-14

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A+ Member

Investors who purchase at least $500,000 in Class A Units, who purchase Units through an RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager.  Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

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Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions include dispositions from refinancing or the sales of property. For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 7 – RELATED PARTY TRANSACTIONS

Note payable, related party

On January 1, 2022, the Company entered into a Promissory Note (the “Note”) with an affiliate of the Managing Member of the Company which provides the Company with up to $5,000,000 of funds. On October 4, 2022, the Note was amended to provide a line of credit up to $50,000,000 of funds. The Note is an uncollateralized revolving credit facility which matures October 4, 2032. Interest due thereon, accrues at the Alternated Base Rate of interest per annum, not to exceed 10% of funds advanced under the Note. The primary purpose of the note payable is to fund operating expenses and other costs. As of June 30, 2024, December 31, 2023, and December 31, 2022, funds provided to the Company and due to an affiliate of the Manager of the Company, are $1,851,250, $3,246,273 and $4,995,773, respectively. Interest payable on the Note was $605,451, $497,157 and $113,148, respectively. As of December 31, 2022, the Company entered into a Standstill Agreement with regards to this Promissory Note whereby the lender (an affiliate of the Manager) agrees not to demand any payment or take any legal action to recover money owned under the Note until June 30, 2024 (including both monies currently borrowed and any new money which may be borrowed in the future).

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time, it is difficult to determine the magnitude of each of these fees.

The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions  (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

               Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

               Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

               Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

F-16

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

               Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

               Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

Guarantors of construction mortgage notes payable:

Five of the members and officers of the Company and the managing general partner are guarantors of the four construction mortgage notes payable. In the aggregate, the guarantors are contingently obligated in the amount of $38,807,412; limited to the Company’s pro-rata ownership of each investee.

NOTE 8 – CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2024.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid its Broker Dealer. See also discussions in Offering Memorandum elsewhere herein.

Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors.  The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

F-17

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

NOTE 9 -SUBSEQUENT EVENTS AND CONTINGENCY

Management of the Company has evaluated subsequent events from July 1, 2024 through September 24, 2024, the date that the financial statements were available to be issued. Based upon managements’ understandings, the following material events were identified.

Sales of Membership Units

The company anticipates raising an additional $2,820,664 through the sale of membership units in 2024.

F-18

Item 4. Exhibits

Exhibit 2.1*

Operating Agreement (Incorporated by reference to Exhibit 2.1 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793221004039/gratus_ex21.htm]

Exhibit 2.2*

Formation Documents (Incorporated by reference to Exhibit 2.2 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793221004039/gratus_ex22.htm]

Exhibit 4.1*

Fourth Amended Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Gratus Capital Properties Fund III LLC Annual Report as on Form 1-K as filed with the Securities and Exchange Commission on June 6, 2024 (File No. 024R-00562))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793224003540/gratus_ex41.htm]

Exhibit 6.1*

Transfer Agent Agreement (Incorporated by reference to Exhibit 6.1 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793221004039/gratus_ex61.htm]

Exhibit 6.2*

Side Letter Agreement (Incorporated by reference to Exhibit 6.2 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 20, 2024 (File No. 024-11552))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793224000799/gratus_ex62.htm]

Exhibit 6.3*

Amended and Restated Promissory Note between Gratus Capita Properties Fund III and Gratus Capital, LLC dated October 4, 2022. (Incorporated by reference to Exhibit 6.3 to Gratus Capital Properties Fund III LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 27, 2024 (File No. 24R-00562))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793223007124/gratus_ex63.htm]

Exhibit 6.4	Standstill Agreement between Gratus Capita Properties Fund III and Gratus Capital, LLC dated as of December 31, 2022 and amended as of February 26, 2024.

Exhibit 8*

Subscription Escrow Agreement (Incorporated by reference to Exhibit 8 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 19, 2021 (File No. 024-11552))

[https://www.sec.gov/Archives/edgar/data/1867706/000147793221008584/gratus_ex8.htm]

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on September 30, 2024.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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